kenneth l. betts

Partner

214-453-646435

KBetts@winston.com

July 19, 2023

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Noyack Logistics Income REIT II, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed June 29, 2023
File No. 024-11850

Dear Ms. Lippman:

This letter is submitted on behalf of Noyack Logistics Income REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on June 29, 2023 (“PQA No. 1”) as set forth in your letter July 14, 2023 addressed to Mr. Stephen Robie, the Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to PQA No. 1 (the “Amendment”), which includes changes to PQA No. 1 to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font, with the Company’s responses immediately following such comment. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Amendment.

Form 1-A POS

General

1.	If you do not intend to convert the crypto assets to U.S. dollars upon receipt from an investor or at the time of the Closings, please disclose your policies related to monetizing the crypto assets and the uses of the crypto assets. Depending upon your intended uses of the crypto assets, please provide disclosure in your business section, risk factors section and management’s discussion and analysis of financial condition and results of operations section, as appropriate, regarding any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations or Share price. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets issued by the Staff in December 2022.

Response: As of the date of the Amendment, the Company has not sold any Shares and, therefore, has not accepted any cryptocurrency as consideration for its Shares. The Company hereby advises the Staff that the Company has decided that it will not accept cryptocurrency as payment for any sales. Accordingly, all references to cryptocurrency have been deleted from the Amendment. As a result, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

July 19, 2023 Page 2

Purchase Price per Share, page 94

2.	Please identify the crypto assets investors may use to purchase Shares in your offering, and please clarify what you mean by the “market-rate” crypto conversion fee.

Response: For the reasons stated in the response to Comment No. 1, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

3.	Please disclose (i) how and when you will calculate the value of the crypto assets used for payment of the Shares to determine the number of Shares an investor can purchase, (ii) how and when you will communicate the valuation and the number of Shares to the investor, (iii) whether the investor will be able to revoke the subscription based upon how you value the crypto assets used for payment of the Shares

Response: For the reasons stated in the response to Comment No. 1, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

4.	If a subscription is rejected or payment is to be refunded, please disclose whether you will return the same number and type of crypto assets to the investor, and, if the value of the crypto assets received from the investor has changed, what means will be used to determine the amount and form of the refund, including how you will determine the value of the crypto assets at the time of the refund, if applicable. In addition, please disclose whether the “one-time, market-rate crypto conversion fee” will be refunded if the subscription is rejected.

Response: For the reasons stated in the response to Comment No. 1, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

5.	Please disclose whether you intend (i) to hold the crypto assets until the Initial Closing, until each Subsequent Closing or until a later date or (ii) to convert the crypto assets to U.S. dollars upon receipt from an investor. If you intend to hold the crypto assets for any period of time, (i) disclose how you will do so, including both the identity of the third-party crypto asset wallet provider and a discussion in your risk factors section of the risks related to using a crypto asset wallet provider and to safeguarding your crypto assets, (ii) describe here and in your risk factors section the risks related to the price volatility of the crypto assets you receive for Shares, including quantitative information that shows the price volatility of the crypto assets, and (iii) disclose how you will calculate the value of the crypto assets on an on-going basis to determine whether you have received the Minimum Amount of subscription agreements and for the calculation of NAV.

Response: For the reasons stated in the response to Comment No. 1, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

July 19, 2023 Page 3

6.	If you intend to use a third-party custodian to hold the crypto assets used for payment of the Shares, please identify the custodian, and disclose the material terms of the agreement, including:

●	what portion of your crypto assets are held in hot wallets or cold wallets;
●	the geographic location of where crypto assets are held in cold wallets;
●	whether any person (e.g., auditors, etc.) is responsible for verifying the existence for the crypto assets held by the third-party custodian; and
●	whether any insurance providers have inspection rights associated with the crypto assets held in storage; and
●	a description of your custodian’s insurance and the degree to which such policies provide coverage for the loss of your crypto assets.

Response: For the reasons stated in the response to Comment No. 1, the Company respectfully advises the Staff that the Company believes this Comment is no longer relevant.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	Stephen I. Robie
Chief Financial Officer
Noyack Logistics Income REIT II, Inc.